UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42592

OFA GROUP

(Translation of registrant’s name into English)

609 Deep Valley Drive, Suite 200

Rolling Hills, CA 90274

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

OFA Group (the “Company”) is filing this Report on Form 6-K to provide its notice and form of proxy statement for its extraordinary general meeting of shareholders scheduled for November 24, 2025 at 2:00 p.m., Pacific Time.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting
99.2	Form of Proxy for Extraordinary General Meeting
99.3	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OFA Group

Date: November 12, 2025	By:	/s/ Li Hsien Wong
Li Hsien Wong
Chief Executive Officer